EXHIBIT 7
CERTIFICATION
pursuant to
18 U.S.C. Section 1350
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:
(1)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
This certificate has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.
Date: February 13, 2009

/S/ “Donald A. Stewart”
Donald A. Stewart
Chief Executive Officer

Date: February 13, 2009

/S/ “Richard P. McKenney”
Richard P. McKenney
Executive Vice-President and Chief Financial Officer